VIVAKOR, INC.

433 Lawndale Drive

South Salt Lake City, UT 84115

November 22, 2021

Karina Dorin

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vivakor, Inc.
Amendment to Registration Statement on Form S-1
Filed November 4, 2021
File No. 333-260075

Dear Ms. Dorin:

By letter dated November 18, 2021, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Vivakor, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment to Registration Statement on Form S-1 filed on November 4, 2021. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Amendment No. 1 to Registration Statement on Form S-1 Risk Factors

We may have difficulty raising additional capital, which could deprive us of necessary resources, and you may experience dilution..., page 12

1.	We note your revised disclosure here and elsewhere in response to prior comments 3 and 5 indicates that an additional 5,000,000 shares of common stock are issuable upon conversion or exchange of outstanding securities in the event of a public offering or Qualified Offering. Please revise your disclosure to define the term Qualified Offering and clarify whether this offering constitutes a public offering and/or Qualified Offering.

Response: The Company has filed Amendment No. 2 to Registration Statement on Form S-1 today (the “S-1/A”). The S-1/A reflects clarification to references to “public offerings” and/or “qualified offerings” stating the definition for such term and that the offering pursuant to which shares are to be registered under the S-1/A does not meet the terms of such definition.

Exhibits

2.	We note Exhibit 5.1 continues to state that counsel relied as to certain matters on information obtained from officers of the company. Please file a revised opinion that clarifies whether the information obtained from officers related only to questions of fact or explain how this assumption is appropriate as it appears overly broad. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Response: The S-1/A includes an updated opinion which has been revised to indicate that information provided by officers have been relied upon only as related to factual matters.

General

3.	We note your response to prior comment 9. Please revise your disclosure on pages 21 and 61 to clarify, if true, that the reference in your exclusive forum provision to “the District Courts of the State of Nevada” refers solely to state courts. We note also that the provision identifies the District Courts of the State of Nevada as the exclusive forum for certain litigation, including any “derivative action.” Please revise the prospectus to clarify, if true, that the company does not intend for the exclusive forum provision to apply to Exchange Act claims. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, please revise to clearly disclose whether this provision applies to actions arising under the Securities Act. If the provision applies to Securities Act claims, please revise your prospectus to state that investors cannot waive compliance with the federal securities laws and rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: The S-1/A includes revised disclosure that reflects clarification of such items.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Matthew Nicosia

Matthew Nicosia

Chief Executive Officer

Vivakor, Inc.

433 Lawndale Drive

South Salt Lake City, UT 84115

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